Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

News
For Immediate Release

El Paso Corporation Announces Estimates for Year-End 2011 Proved Reserves, Risked Unproved Resources and Full-Year 2011 Production

HOUSTON, TEXAS, December 19, 2011—El Paso Corporation (NYSE:EP) announced today the following forecasts for its exploration & production business unit:

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Proved oil and natural gas reserves of approximately 4.0 trillion cubic feet equivalent (Tcfe) at December 31, 2011—an increase of approximately 18 percent from the 3.4 Tcfe reported as of December 31, 2010

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Year-end risked future drilling inventory of approximately 9.7 Tcfe, up from 8.0 Tcfe at December 31, 2010, with the majority of the increase coming from oil shale programs in the Eagle Ford and Wolfcamp. The 9.7 Tcfe risked future drilling inventory estimate includes approximately 2.0 Tcfe of proved undeveloped reserves and 7.7 Tcfe of risked unproved resources. Approximately 60 percent the 9.7 Tcfe of risked future drilling inventory is from oil and liquids, measured on a 6:1 equivalent basis

•

Full-year 2011 production of 830 to 840 million cubic feet equivalent per day (MMcfe/d), consistent with existing guidance. At the midpoint, this represents an approximate 7 percent increase from 782 MMcfe/d in 2010. The increase is after asset sales that were expected to contribute an additional 15 MMcfe/d to full-year 2011 volumes

•	Year-end 2011 exit rate of more than 900 MMcfe/d, which includes 23,000 to 24,000 barrels per day of oil production

•	2011 capital expected to come in as planned at approximately $1.6 billion

Note: The production, reserves and resource estimates above include El Paso’s 48.8 percent interest in Four Star Oil & Gas Company (Four Star).

El Paso is disclosing these forecasts as it engages with potential buyers for its exploration & production assets. On October 16, 2011, Kinder Morgan, Inc. (NYSE:KMI) announced that it had entered into an agreement to acquire El Paso, and that in connection with the purchase, it planned to sell El Paso’s exploration & production assets.

“Our E&P business is completing a terrific year, and our results reflect the significant evolution of our asset base,” said Brent Smolik, president of El Paso Exploration & Production Company. “We now have more than 20 years of future drilling inventory that is low-risk, oily and offers significant production and reserve growth potential. Our business has excellent momentum as we enter 2012.”

El Paso Corporation provides natural gas and related energy products in a safe, efficient, and dependable manner. The company owns North America’s largest interstate natural gas pipeline system, one of North America’s largest independent exploration & production companies and an emerging midstream business. El Paso owns a 42 percent limited partner interest, and the 2 percent general partner interest in El Paso Pipeline Partners, L.P. On October 16, 2011, El Paso Corporation announced that it has entered into a definitive agreement whereby Kinder Morgan, Inc. will acquire all of the outstanding shares of El Paso Corporation. For more information, visit www.elpaso.com

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, KMI and EP plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Cautionary Note to U.S. Investors

In this press release, we have disclosed our proved reserves using the SEC’s definition of proved reserves under rules effective December 31, 2009. Proved reserves are estimated quantities of hydrocarbons that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under the assumed economic conditions. Although the SEC now allows companies to report probable and possible reserves, we have elected not to report on such basis in our filings with the SEC. In this press release, we have provided estimates of our “risked” unproved resources, which are different than probable and possible reserves as defined by the SEC. Note that we are not permitted to include or refer to our unproved resources on such a basis in any SEC filings, and these estimates of risked unproved resources should not be construed as comparable to our disclosures of our proved reserves. Risked unproved resources are estimates of potential reserves that are made using accepted geological and engineering analytical techniques. Investors are urged to closely consider the disclosures and risk factors in our Forms 10-K and 10-Q, available from our offices or from our website at http://www.elpaso.com, including the inherent uncertainties in estimating quantities of proved reserves.

Cautionary Statement

The information contained in this release is based on estimates. While the company has made every reasonable effort to ensure that the information and assumptions contained in this release are current, reasonable, and complete, a variety of factors could cause actual results to differ materially from the estimates contained in this release, including, without limitation, the uncertainty of estimating proved reserves and unproved resources, the future level of service and capital costs, the availability and cost of financing to fund our future exploration and production operations; the success of our drilling programs with regard to proved undeveloped reserves and unproved resources, the effects of any changes in accounting rules and guidance; our ability to meet production estimates in our Exploration and Production segment; changes in commodity prices and basis differentials for oil and natural gas, general economic and weather conditions in geographic regions or markets served by the company and its affiliates, or where operations of the company and its affiliates are located, including the risk of a global recession and negative impact on natural gas demand; changes in government regulation, political and currency risks associated with international operations of the company and its affiliates; competition; and other factors described in the company’s (and its affiliates’) Securities and Exchange Commission

Contacts

Investor and Media Relations

Bruce Connery, Vice President

(713) 420-5855

Media Relations

Bill Baerg, Manager

(713) 420-2906

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